Exhibit 99.1

Uranium Royalty Corp. Completes Acquisition of U.S. Uranium Royalty Portfolio from Anfield Energy Inc. and Expands Physical Uranium Holdings

DESIGNATED NEWS RELEASE

Vancouver, British Columbia, Canada, February 7, 2023 – Uranium Royalty Corp. (NASDAQ: UROY, TSX-V:URC) (“URC” or the “Company”) is pleased to announce the completion of its previously announced acquisition from Anfield Energy Inc. (“Anfield”) of a portfolio of royalties on U.S. projects consisting of:

●	U.S. Conventional Mining Royalty Portfolio:

●	a 2% net smelter return royalty on portions of the San Rafael Project, located in Utah, USA and operated by Western Uranium & Vanadium Corp.;
●	a 2 – 4% sliding scale gross value royalty on portions of the Whirlwind Project, located in Colorado and Utah, USA and operated by Energy Fuels Inc. (“Energy Fuels”); and
●	a 1% gross value royalty (applicable to uranium and vanadium sales) on portions of the Energy Queen Project, located in Utah, USA and operated by Energy Fuels.

●	U.S. In-Situ Recovery (ISR) Royalty:

●	a 2 – 4% sliding scale royalty on portions of the Dewey Burdock Project located in South Dakota, USA and operated by enCore Energy Corp.

Cash consideration of US$1.5 million was paid by the Company at closing.

Physical Uranium Holdings

The Company further announces that it has made additional uranium concentrate purchase commitments totaling 200,000 pounds U3O8 at an average cost of US$51.00 per pound. Deliveries will be made in February 2023 to URC’s storage account with Cameco Corporation in Ontario, Canada. At the time of delivery, the purchase will be funded with cash on hand and available credit.

With these additions, URC will hold physical uranium inventories of 1,748,068 pounds, acquired at a weighted average cost of US$43.32 per pound. Based on the daily spot price published by TradeTech LLC on February 6, 2023 of US$50.50, the value of such holdings was US$88 million (C$118 million), representing an increase of 17% since the acquisition dates.

As previously disclosed, URC has also contracted future purchase commitments of 500,000 pounds U3O8 through 2025 at a weighted average price of US$47.71 per pound.

Quarterly Update

As at January 31, 2023, the Company had approximately C$147 million in cash, marketable securities and physical uranium holdings. During the three months ended January 31, 2023, the Company distributed 1,962,702 common shares pursuant to its previously announced at-the-market equity program through the facilities of the TSX Venture Exchange and NASDAQ for gross proceeds of approximately C$7.0 million.

The Company plans to file its unaudited financial statements and related management’s discussion and analysis for the three and nine months ended January 31, 2023 on or about March 16, 2023.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the NASDAQ. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through holdings of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon-free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com	Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, V6E 2Y3 Phone: 604.396.8222

Forward Looking Statements

Certain statements in this news release may constitute “forward-looking information” and “forward looking statements”, as defined under applicable securities laws, including statements regarding expected filing of financial statements and contracted future uranium deliveries. Forward-looking information includes statements that address or discuss activities, events, or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties, and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking information, including, without limitation, any counterparty risks and other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.